Exhibit 3.1

Amendment to

Certificate of Incorporation of

Bernard Chaus, Inc.

(a) Article FOURTH of the Certificate of Incorporation of Bernard Chaus, Inc. , relating to authorized capital stock, is hereby amended to read as follows:

“FOURTH: The total number of shares of common stock which the Corporation is authorized to issue is 40,000,000, at a par value of $0.01 per share.”

(b) Article EIGHTH of the Certificate of Incorporation of Bernard Chaus, Inc., relating to indemnification of directors, is hereby amended to read as follows:

“EIGHTH: No director of the Corporation shall be personally liable to the Corporation or its shareholders for damages for any breach of duty as a director; provided that this Article EIGHTH shall neither eliminate nor limit liability: (a) if a judgment or other final adjudication adverse to such director establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or that his acts violated Section 719 of the BCL or (b) for any act or omission prior to the effectiveness of this Article EIGHTH. Any repeal of or modification to the provisions of this Article EIGHTH shall not adversely affect any right or protection of a director of the Corporation existing pursuant to this Article EIGHTH immediately prior to such repeal or modification.”

(c) Article NINTH of the Certificate of Incorporation of Bernard Chaus, Inc., relating to by-laws, is hereby amended to read as follows:

“NINTH: In furtherance of, and not in limitation of, the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the by-laws of the Corporation (the “By-laws”) or adopt new By-laws without any action on the part of the shareholders; provided, however, that no such adoption, amendment or repeal shall be valid with respect to any By-law that has been adopted, amended or repealed by the shareholders; and further provided that any By-law adopted or amended by the Board of Directors, and any powers thereby conferred, may be amended, altered or repealed by the shareholders.”

(d) A new Article ELEVENTH, relating to approval of mergers, is added to the Certificate of Incorporation of Bernard Chaus, Inc. to read in its entirety as follows:

“ELEVENTH: Any plan of merger or consolidation which requires authorization by the shareholders of the Company pursuant to Section 903 of the BCL shall be adopted at a meeting of shareholders upon the vote of a majority of the shares of common stock entitled to vote thereon.”